# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859102
Title of class of securities: Katapult Holdings, Inc
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS 11TH FL, 1345 AVENUE OF THE AMERICAS 11TH FL, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 01/08/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001567619-23-001773
Filed by CIK 0001033427

## Reporting persons
- IRIDIAN ASSET MANAGEMENT LLC/CT: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 439,457; sole dispositive power 439,457; aggregate amount beneficially owned 439,457 (10% of the class)

## Item 1. Issuer
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS 11TH FL, 1345 AVENUE OF THE AMERICAS 11TH FL, NEW YORK, NEW YORK, 10105.

## Item 2. Person Filing
Name of person filing: Iridian Asset Management LLC
Address of principal business office or, if none, residence:
120 Post Road West
Suite 201
Westport, CT 06880
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 439,457
Percent of class: 10.01%
Sole power to vote or to direct the vote: 439,457
Sole power to dispose or to direct the disposition: 439,457

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- IRIDIAN ASSET MANAGEMENT LLC/CT: Martha E Fox, Chief Compliance Officer (01/10/2025)